

September 2, 2014

Via E-mail
Esa Ikäheimonen
Executive Vice President and Chief Financial Officer
Transocean Ltd.
10 Chemin de Blandonnet
Vernier, Switzerland 1214

> **Re:** **Transocean Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2014**
> **Response Letter dated August 6, 2014**
> **File No. 0-53533**

Dear Mr. Ikäheimonen:

We have reviewed your filing and response letter and have the following additional comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 2 - Significant Accounting Policies, page 71

Long-lived assets and definite-lived intangible assets, page 74

1.   We note that for impairment testing purposes you evaluate the undiscounted estimated future net cash flows based on projected dayrates and utilization of the respective asset group under review. You identify your asset groups as Ultra-Deepwater Floaters, Deepwater Floaters, Harsh Environment Floaters, Midwater Floaters and High-Specification Jackups. Please tell us your rationale for concluding that grouping long lived assets by rig type is consistent with the guidance in ASC 360-10-35-23 and demonstrate how the cash flows of each individual rig within each asset group is dependent on the cash flows of the other rigs within the group.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or me at (202) 551-3686 if you have questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief